                              WASHINGTON, DC 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         DUCK HEAD APPAREL COMPANY, INC.
                        (Name of Subject Company (Issuer)
                          ----------------------------

                              HB ACQUISITION CORP.
                         TROPICAL SPORTSWEAR INT'L CORP.
                       (Names of Filing Persons (Offeror))
                          ----------------------------

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)
                          ----------------------------

                                   26410P 10 3
                      (CUSIP Number of Class of Securities)
                          -----------------------------

                            Gregory L. Williams, Esq.
                         Tropical Sportswear Int'l Corp.
                             4902 West Waters Avenue
                            Tampa, Florida 33634-1302
                                 (813) 249-4900
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
                           ---------------------------

                                    Copy to:
                             Stephen A. Opler, Esq.
                                Alston & Bird LLP
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424
                                 (404) 881-7000
                          ----------------------------

                            CALCULATION OF FILING FEE

----------------------------------------- --------------------------------------

       Transaction Valuation                         Amount Of Filing Fee
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------

          Not Applicable                                Not Applicable
----------------------------------------- --------------------------------------

   / / Check the  box if any part of the fee is offset as provided by Rule  0-11
       (a)(2) and  identify  the  filing  with  which  the  offsetting  fee  was previously paid.  Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:
                            ----------------------------------------------------
   Form or Registration No.:
                              --------------------------------------------------
   Filing Party:
                  --------------------------------------------------------------
   Date Filed:
                ----------------------------------------------------------------

   /X/ Check the box if the filing relates solely to preliminary  communications made before the commencement of a tender offer.

   Check the appropriate  boxes  below to designate any transaction to which the statement relates:

   /X/    third-party tender offer subject to Rule 14d-1.
   / /    issuer tender offer subject to Rule 13e-4.
   / /    going-private transaction subject to Rule 13e-3.
   / /    amendment to Schedule 13D under Rule 13d-2.

   Check the following  box  if  the filing  is  a final amendment reporting the results of the tender offer: / /

     The  description  contained  herein is neither an offer to  purchase  nor a solicitation  of an offer to sell shares of Duck Head Apparel  Company,  Inc. At the time the tender offer is commenced,  Tropical  Sportswear  Int'l Corp.  will file a Tender Offer  Statement and Duck Head Apparel  Company,  Inc. will file a
Soliciation/Recommendation Statement with respect to the offer. The Tender Offer
Statement  (including an offer to purchase,  a related letter of transmittal and other  offer  doucments)  and  the  Solicitation/Recommendation  Statement  will contain important  information,  and investors and security holders are strongly advised to read both such statements  carefully before any decision is made with respect to the offer.

     The offer to purchase,  the related  transmittal  letter and certain  other documents, as well as the  Solicitation/Recommendation  Statement,  will be made available to all shareholders of Duck Head Apparel  Company,  Inc. at no expense to them. The Tender Offer Statement  (including an offer to purchase,  a related
letter    of    transmittal    and    other    offer    documents)    and    the
Solicitation/Recommendation Statement will also be available at no charge at the
SEC's website at www.sec.gov.
                                   -----------

Tropical Contact:
         Michael Kagan                           Symbol: TSIC
         Executive Vice President &              Traded: Nasdaq National Market
         Chief Financial Officer
         Tropical Sportswear Int'l Corporation
         Tel: (813) 249-4900
         Fax: (813) 249-4904

Duck Head Contact:
         K. Scott Grassmyer                      Symbol: DHA
         Senior Vice President &                 Traded: AMEX
         Chief Financial Officer
         Duck Head Apparel Company, Inc.
         Tel: (770) 867-3111
         Fax: (770) 307-1800

                              FOR IMMEDIATE RELEASE

Tropical Sportswear to Acquire Duck Head Apparel

     TAMPA,  Florida,  June 27,  2001 - Tropical  Sportswear  Int'l  Corporation
(NASDAQ:  TSIC) and Duck Head Apparel Company,  Inc. (AMEX: DHA) today announced that they have entered into an agreement  whereby  Tropical  Sportswear  ("TSI")
will acquire  100% of the common  stock of Duck Head  pursuant to a tender offer and subsequent  merger.  The offer is subject to the tender of a majority of the shares of Duck Head on a fully-diluted  basis. Prior to July 25, 2001, the offer is also subject to a satisfactory  due diligence review of Duck Head by TSI. The agreement  provides  that  TSI will  make a cash  tender  offer  for 100% of the approximately 2.9 million issued and outstanding common shares of Duck Head at a price of $4.75 per share.  Following completion of the tender offer, TSI expects to  consummate  a merger in which any  remaining  Duck Head  shareholders  would receive in cash the same price per share paid in the tender offer.

     Giving effect to the exercise of outstanding  stock options and issuance of incentive shares under existing programs,  the value of Duck Head's common stock at $4.75 per share is approximately $16.0 million. In addition, at June 2, 2001,
Duck  Head  had  debt  of  approximately  $4.8  million  and  cash  balances  of approximately  $5.0 million.  The  transaction is expected to close in the third calendar quarter of 2001 (TSI's fourth fiscal quarter of 2001) and is subject to additional customary closing conditions.

     The members of the board of directors of Duck Head unanimously  support the agreement  with TSI.  The members of the board of  directors  of Duck Head,  who together  beneficially  own  approximately  40% of Duck Head's common stock on a fully-diluted  basis,  have agreed with TSI to tender all of their shares in the tender offer, have granted TSI irrevocable  proxies to vote their shares against any competing  proposals and have granted TSI options to acquire their shares at the tender offer price.

     Duck Head produces men's and boy's casual  sportswear  products,  including shirts,  shorts and pants,  which are marketed  under its Duck  Head(R)brand  to leading apparel  retailers and through its chain of 25 outlet retail stores.  In addition, Duck Head licenses its Duck Head(R)brand to producers of other apparel and accessory products.  For the year ending June 30, 2001, Duck Head management expects that Duck Head will report net sales of approximately $45 million.

     "Duck Head offers an outstanding  strategic fit for us," commented  William
W. Compton,  Chairman and Chief  Executive  Officer of TSI.  "Duck Head produces similar lines of pants and shorts which fit well within our operating blueprint.
Duck  Head  also has a  well-established  complementary  line of men's and boys'
casual  shirts,  which  we plan  to  expand  through  leveraging  our  extensive distribution  channels.  In  addition,  we have strong  relationships  with Duck
Head's  major  customers  and we  see  excellent  opportunities  to  expand  key wholesale and licensing programs."

     Michael Kagan,  TSI's Executive Vice President and Chief Financial Officer,
commented  "we expect  that Duck  Head's  operations  will be  accretive  to our earnings  and cash flow for fiscal  2002.  We plan to quickly  consolidate  Duck
Head's  distribution into our operations and do not anticipate any disruption to customer  service." Mr. Kagan added, "we have received the approval of our banks to finance this transaction under our existing revolving credit facility."

     After  consummating the merger, TSI intends to continue Duck Head's pending efforts to sell its headquarters and distribution center in Winder,  Georgia and will evaluate the  consolidation of Duck Head's  production  facilities in Costa
Rica into our  existing  network of contract  manufacturers.  In  addition,  TSI expects to retain selected management and operating personnel of Duck Head.

     William V.  Roberti,  Chairman of the Board,  President  & Chief  Executive
Officer of Duck Head,  commented "We see this  combination  as an opportunity to preserve  and enhance the Duck  Head(R)name,  which has been a  time-tested  and time-honored  brand since 1866.  Those  retailers  and  customers  loyal to Duck
Head(R)will  be well served by the marketing and  operating  strengths  that TSI will bring to this combined enterprise."

     TSI markets and  manufactures  branded and private  brand men's and women's casual and dress  sportswear  through all major  retail  distribution  channels.
Major owned brands include Savane(R),  Farah(R), Bay to Bay(R),  Flyers(TM), The
Original Khaki Co.(R), Two Pepper(R),  and Authentic Chino Casuals(R).  Licensed
brands include Bill Blass(R), John Henry(R), Van Heusen(R)and Victorinox(R). TSI
distinguishes  itself by providing  major  retailers  with  comprehensive  brand management  programs and uses  advanced  technology  to provide  retailers  with customer,  product  and  market  analyses,  apparel  design,  and  merchandising consulting and inventory forecasting with a focus on return on investment.

     Duck Head Apparel  Company,  Inc.,  which was spun-off as a separate public reporting  company  on June 30,  2000 by Delta  Woodside  Industries,  Inc.,  is
headquartered  in Winder,  Georgia,  and  manufactures and sells men's and boys'
apparel  under the Duck  Head(R)brand.  The  company,  which  employs  about 500 people,  operates a distribution  center in Winder,  Georgia, a garment assembly plant in Costa Rica and 25 retail  outlet stores  primarily in the  southeastern
United States.

     This press release contains forward-looking  statements,  which are subject to the safe harbor created by the Private  Securities  Litigation  Reform Act of
1995.  TSI and  Duck  Head  caution  that  these  statements  represent  current expectations of future events and involve certain risks and  uncertainties  that could cause actual results to differ  materially from those anticipated in these forward-looking statements as a result of factors including, without limitation, conditions  and  contingencies  in connection  with the tender offer and merger, difficulties  in  integrating  the  operations of Duck Head with TSI,  delays or other difficulties in implementing TSI's operating plans for Duck Head after the merger,  the inability to achieve projected revenue and earnings in fiscal 2001;
the  inability to achieve cost savings  related to recent  reductions  in staff;
general  economic  conditions,  including  recession or other  cyclical  effects impacting our customers in the US or abroad;  potential changes in demand in the retail market;  the continued  acceptance of TSI's and Duck Head's  existing and new products by their major customers;  the financial strength of TSI's and Duck
Head's  major  customers;  delays  associated  with the timing of  introduction, shipment and acceptance of the Victorinox(R)apparel  line; the ability of TSI to
continue  to  use  certain   licensed   trademarks  and  tradenames,   including
Victorinox(R),  John  Henry(R),  Bill  Blass(R),  and Van  Heusen(R);  potential changes in price and  availability  of raw  materials  and global  manufacturing costs and  restrictions;  increases in costs; and other risk factors listed from time to time in TSI's and Duck Head's reports (including their Annual Reports on
Forms 10-K) filed with the Securities and Exchange Commission.

     This  announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Duck Head. The tender offer will be made pursuant to a tender offer statement and related  materials.  Investors and security holders
are  strongly   advised  to  read  both  the  tender  offer  statement  and  the solicitation/recommendation  statement  regarding  the  tender  offer  when they become available because they will contain important  information that should be read carefully before any decision is made with respect to the offer. The tender offer  statement  will  be  filed  by TSI  and its  acquisition  subsidiary,  HB
Acquisition   Corp.,   with  the   Securities  and  Exchange   Commission,   and
solicitations/recommendation  statement  will be  filed  by Duck  Head  with the
Securities and Exchange Commission.  Investors and security holders may obtain a free copy of these  statements (when available) and other documents filed by TSI and Duck Head at the SEC's website, www.sec.gov or upon request.